Exhibit 99.1

SINOCOKING ANNOUNCES FIRST FISCAL QUARTER RESULTS

PINGDINGSHAN, China, November 14, 2014 -- SinoCoking Coal and Coke Chemical Industries, Inc. (NasdaqCM: SCOK), an emerging producer of clean energy products located in Henan Province, today announced that for the first fiscal quarter of 2015 ended September 30, 2014 the company had income from operations of $1,359,383 on revenue of $13,573,836 compared to income from operations of $2,452,846 on revenue of $17,475,970 for the same period a year ago.

Due primarily to an increase of over $718,000 in interest expense compared to interest expense incurred in fiscal Q1 of 2014, the company had a net loss in the 2015 first fiscal quarter of $2,553,257, or $(.12) per share, compared to net income of $1,160,884, or $.05 per share, in the corresponding period in 2014.

This interest expense, which totaled $1,497,213 in the 2015 first fiscal quarter versus $778,767 in fiscal Q1 of 2014, was the result of an increase in the average loan interest rate paid by the company to 11.8% from 6.2% during the same period a year ago.

Weighted average number of shares for the 2015 first fiscal quarter was 21,310,527, compared to 21,121,372 for fiscal Q1 in 2014.

The decrease in quarterly revenue compared to the same period last year resulted primarily from the slowdown in sales of most of the company’s traditional products including coke, washed coal, coke power, coke tar, coal slurry and mid coal. This slowdown was caused by continued softness in the Chinese construction market, which affected demand for steel and its constituents, coal and coke.

Nevertheless, said SinoCoking CEO Mr. Jianhua Lv, the three months ended September 30, 2014 was “an immensely successful period” for the company. During this span, he noted, SinoCoking not only raised over $14 million via an equity offering, but also achieved the double milestone of completing basic construction on its aboveground syngas production facility in Pingdingshan as well as signing an exclusive agreement to construct one of the world’s few underground syngas facilities featuring carbon capture and storage technology.

The aboveground facility, which began operation on October 18, is designed to produce 25,000 cubic meters of syngas per hour, with the potential to increase to 50,000 cubic meters of syngas per hour. The underground facility, which commenced construction on October 27 and is scheduled to open in March 2015, is expected to generate 60,000 cubic meters of syngas per hour while sequestering its produced carbon dioxide deep underground.

Based upon current market conditions, the combined gross profit from the two facilities operating at full capacity is projected at $40 to $60 million per year, said Mr. Lv.

“With our Pingdingshan facility now sending syngas to customers across Henan Province, and construction on our underground syngas facility proceeding rapidly, we believe SinoCoking has truly turned the corner toward redefining itself as a producer of clean energy products,” added the CEO.

“As our commercialization of these products progresses, we firmly anticipate seeing an improved top and bottom line performance going forward.”

In addition, said Mr. Lv, in order to help investors expand their knowledge about the company, its technologies and market opportunities in the clean energy sector, SinoCoking has implemented a website feature titled “Ask Management.” At this site, http://www.scokchina.com/ask-management.html, interested parties are invited to submit questions on these topics directly to Mr. Lv, who will promptly answer them at the site.

About SinoCoking

SinoCoking Coal and Coke Chemical Industries, Inc. (www.scokchina.com), a Florida corporation, is an emerging producer of clean energy products located in Pingdingshan, Henan Province, China. The company has historically been a vertically-integrated coal and coke processor of basic and value-added coal products for steel manufacturers, power generators, and various industrial users. SinoCoking has been producing metallurgical coke since 2002, and acts as a key supplier to regional steel producers in central China. SinoCoking also produces and supplies thermal coal to its customers in central China. SinoCoking currently owns its assets and conducts its operations through its subsidiaries, Top Favour Limited and Pingdingshan Hongyuan Energy Science and Technology Development Co., Ltd., and its affiliated companies, Henan Province Pingdingshan Hongli Coal & Coke Co., Ltd., Baofeng Coking Factory, Baofeng Hongchang Coal Co., Ltd., Baofeng Hongguang Environment Protection Electricity Generating Co., Ltd., Zhonghong Energy Investment Company, Henan Hongyuan Coal Seam Gas Engineering Technology Co., Ltd., Baofeng Shuangri Coal Mining Co., Ltd., and Baofeng Xingsheng Coal Mining Co., Ltd.

For further information about SinoCoking, please refer to our periodic reports filed with the Securities and Exchange Commission.

Forward-Looking Statements

This press release contains forward-looking statements, particularly as related to, among other things, the business plans of the Company, statements relating to goals, plans and projections regarding the Company's financial position and business strategy. The words or phrases "plans," "would be," "will allow," "intends to," "may result," "are expected to," "will continue," "anticipates," "expects," "estimate," "project," "indicate," "could," "potentially," "should," "believe," "think," "considers" or similar expressions are intended to identify "forward-looking statements." These forward-looking statements fall within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934 and are subject to the safe harbor created by these sections. Actual results could differ materially from those projected in the forward-looking statements as a result of a number of risks and uncertainties. Such forward-looking statements are based on current expectations, involve known and unknown risks, a reliance on third parties for information, transactions or orders that may be cancelled, and other factors that may cause our actual results, performance or achievements, or developments in our industry, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties related to the fluctuation of local, regional, and global economic conditions, the performance of management and our employees, our ability to obtain financing, competition, general economic conditions and other factors that are detailed in our periodic reports and on documents we file from time to time with the Securities and Exchange Commission. Statements made herein are as of the date of this press release and should not be relied upon as of any subsequent date, and the Company specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences, developments, unanticipated events or circumstances after the date of such statement.

Contact:

SinoCoking

Song Lv, Chief Financial Officer

+ 86-375-2882-999

lvsong@sinocoking.net

http://www.scokchina.com/

Investor Relations Counsel:

Rick Eisenberg, Asia IR-PR

(212) 496-6828

rick@asia-irpr.com

http://asia-irpr.com/

SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	June 30,
	2014	2014
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash	$11,580,213	$191,992
Accounts receivable, trade	11,445,037	8,946,435
Other receivables and deposits	5,889,836	5,787,232
Loans receivable	3,532,037	8,032,037
Inventories	4,193,118	7,419,821
Advances to suppliers	8,437,466	8,700,022
Prepaid expenses	91,667	-
Total current assets	45,169,374	39,077,539

PLANT AND EQUIPMENT, net	14,148,219	14,426,319

CONSTRUCTION IN PROGRESS	47,425,916	40,389,961

OTHER ASSETS
Refundable deposit	4,874,324	4,873,928
Prepayments	61,820,654	61,815,632
Intangible assets, net	32,290,633	32,305,697
Long-term investments	2,898,469	2,898,233
Other assets	113,734	113,725
Total other assets	101,997,814	102,007,215

Total assets	$208,741,323	$195,901,034

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Current maturity of long term loan	$20,797,114	$20,795,425
Accounts payable, trade	673,449	2,978,326
Other payables and accrued liabilities	1,882,845	2,460,113
Other payables - related party	2,544,833	526,699
Acquisition payable	4,711,846	4,711,463
Customer deposits	79,707	79,701
Taxes payable	1,691,858	765,421
Current portion of warrants liability	3,994,869	-
Total current liabilities	36,376,521	32,317,148

LONG TERM LIABILITIES
Long term loan	29,245,942	29,243,566
Warrants liability	8,080,425	16
Total long term liabilities	37,326,367	29,243,582

Total liabilities	73,702,888	61,560,730

COMMITMENTS AND CONTINGENCIES

EQUITY
Common stock, $0.001 par value, 100,000,000 shares authorized, 23,960,217 shares and 21,121,372 shares issued and outstanding as of September 30, 2014 and June 30, 2014, respectively	23,960	21,121
Additional paid-in capital	6,845,636	3,592,053
Statutory reserves	3,689,941	3,689,941
Retained earnings	109,742,150	112,295,407
Accumulated other comprehensive income	10,405,148	10,410,182
Total SinoCoking Coal and Coke Chemicals Industries, Inc's equity	130,706,835	130,008,704

NONCONTROLLING INTERESTS	4,331,600	4,331,600

Total equity	135,038,435	134,340,304

Total liabilities and equity	$208,741,323	$195,901,034

SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(UNAUDITED)

	For the Three Months Ended September 30,
	2014	2013

REVENUE	$13,573,836	$17,475,970

COST OF REVENUE	11,292,494	14,378,669

GROSS PROFIT	2,281,342	3,097,301

OPERATING EXPENSES:
Selling	34,164	40,874
General and administrative	887,795	603,581
Total operating expenses	921,959	644,455

INCOME FROM OPERATIONS	1,359,383	2,452,846

OTHER INCOME (EXPENSE)
Interest income	102,251	183,093
Interest expense	(1,497,213)	(778,767)
Other finance expense	(663)	(62,543)
Change in fair value of warrants	(2,027,162)	12
Total other expense, net	(3,422,787)	(658,205)

INCOME (LOSS) BEFORE INCOME TAXES	(2,063,404)	1,794,641

PROVISION FOR INCOME TAXES	489,853	633,757

NET INCOME (LOSS)	(2,553,257)	1,160,884

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(5,034)	845,447

COMPREHENSIVE INCOME (LOSS)	$(2,558,291)	$2,006,331

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
Basic and diluted	21,310,527	21,121,372

EARNINGS (LOSSES) PER SHARE
Basic and diluted	$(0.12)	$0.05

SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Three Months Ended September 30,
	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(2,553,257)	$1,160,884
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation	279,032	280,236
Amortization and depletion	17,674	17,659
Write-off of other receivables and advances to suppliers	-	85,938
Change in fair value of warrants	2,027,162	(12)
Bad debt expense	116,359	-
Amortization of prepaid expense	8,333	-
Change in operating assets and liabilities
Accounts receivable, trade	(2,641,476)	253,487
Other receivables	(72,829)	(1,333,864)
Inventories	3,224,546	753,639
Advances to suppliers	263,038	(601,098)
Prepaid expenses	-	(269,658)
Accounts payable, trade	(2,303,148)	194,299
Other payables and accrued liabilities	(675,686)	(1,096,598)
Customer deposits	-	(81,100)
Taxes payable	925,584	70,384
Net cash used in operating activities	(1,384,668)	(565,804)

CASH FLOWS FROM INVESTING ACTIVITIES:
Collection of loan receivable	4,500,000	-
Payments of construction in progress and equipment	(7,026,661)	-
Net cash used in investing activities	(2,526,661)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in restricted cash	-	9,732,000
Payments of note payable	-	(9,732,000)
Proceeds from issuance of common shares	13,204,538	-
Proceeds from due to related party	2,016,383	-
Net cash provided by financing activities	15,220,921	-

EFFECT OF EXCHANGE RATE ON CASH	78,629	72,831

INCREASE (DECREASE) IN CASH	11,388,221	(492,973)

CASH, beginning of period	191,992	782,018

CASH, end of period	$11,580,213	$289,045

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$336,180	$222,990
Cash paid for interest expense	$2,123,933	$1,900,455

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Recalsification of salary payable to related parties to other payable to related parties	$-	$236,890
Stock based compensation prepaid to a service provider	$100,000	$-
Issuance of warrants related to the sale of common stock	$10,048,116	$-